Exhibit 99.1

Ellomay Capital Reports Results for the Three Months Ended March 31, 2026

Tel-Aviv, Israel, May 27, 2026 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today reported its unaudited interim consolidated financial results for the three month period ended March 31, 2026.

Financial Highlights

●	Total assets as of March 31, 2026 amounted to approximately €885.4 million, compared to total assets as of December 31, 2025 of approximately €843.5 million.

●	Revenues[1] for the three months ended March 31, 2026 were approximately €8.7 million, compared to revenues of approximately €8.9 million for the three months ended March 31, 2025.

●	Loss for the three months ended March 31, 2026 was approximately €12.2 million, compared to a profit of approximately €6.8 million for the three months ended March 31, 2025.

●	EBITDA for the three months ended March 31, 2026 was approximately €2.1 million, compared to EBITDA of approximately €2.9 million for the three months ended March 31, 2025. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA.

●	On May 10, 2026, the Company completed the sale of its indirect holdings in Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) for a purchase price of approximately NIS 560 million (approximately €164 million as of such date). Consequently, the Company’s share of profits of Ellomay Luzon Energy, which was an equity accounted investee, after elimination of intercompany transactions, was presented as discontinued operations and results from prior periods were adjusted accordingly.

In connection with such sale, the Company executed an early repayment of the Company’s Series E Secured Debentures, which were secured by a pledge on the Ellomay Luzon Energy shares. The principal of the Series E Secured Debentures was NIS 165 million (approximately €45.4 million) and the aggregate repayment amount was approximately NIS 170 million (approximately €46.8 million), which includes accrued interest and the early repayment fee.

[1]	The revenues presented in the Company’s financial results included in this press release are based on IFRS and do not take into account the adjustments included in the Company’s investor presentation.

Financial Overview for the Three Months Ended March 31, 2026

●	Revenues were approximately €8.7 million for the three months ended March 31, 2026, compared to approximately €8.9 million for the three months ended March 31, 2025. The decrease in revenues mainly resulted from decreases in the electricity prices in Italy and Spain commencing 2025 and during the first quarter of 2026.

●	Operating expenses were approximately €5.1 million for the three months ended March 31, 2026, compared to approximately €4.6 million for the three months ended March 31, 2025. The increase in operating expenses mainly resulted from energy and feedstock costs in projects in the Netherlands, and expenses in connection with the Company’s 18 MW Italy and 38 MW Texas solar facilities that were connected to the grid during the second and third quarters of 2025.

●	Depreciation and amortization expenses were approximately €4.5 million for the three months ended March 31, 2026, compared to approximately €4.2 million for the three months ended March 31, 2025.

●	Project development costs were approximately €0.4 million for the three months ended March 31, 2026, compared to approximately €1 million for the three months ended March 31, 2025. The decrease in project development costs is mainly due to projects that reached “ready to build” (“RTB”) or “permission to operate” (“PTO”) status, which resulted in the commencement of capitalization of expenses related to such projects into fixed assets.

●	General and administrative expenses were approximately €2.5 million for the three months ended March 31, 2026, compared to approximately €1.7 million for the three months ended March 31, 2025. The increase in general and administrative expenses is mainly due to higher insurance and consulting expenses.

●	Other income was approximately €1.1 million for the three months ended March 31, 2026, compared to approximately €0.2 million for the three months ended March 31, 2025. The income during the three months ended March 31, 2026 mainly resulted from the recognition of a proportional share of deferred income related to tax credits in connection with three of the Company’s USA solar facilities. The other income recognized for three months ended March 31, 2025 is based on compensation received from insurance in connection with the fire near the Talasol and Ellomay Solar facilities in Spain.

●	Financing expenses, net, was approximately €8.2 million for the three months ended March 31, 2026, compared to financing income, net, of approximately €7.2 million for the three months ended March 31, 2025. The change in financing expenses, net, was mainly attributable to higher expenses resulting from exchange rate differences that amounted to approximately €2.9 million for the three months ended March 31, 2026, compared to income from exchange rate differences of approximately €10.7 million for the three months ended March 31, 2025, an aggregate change of approximately €13.6 million. The exchange rate differences were mainly recorded in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures and were caused by the 2.9% appreciation of the NIS against the euro during the three months ended March 31, 2026, compared to a 5.9% devaluation of the NIS against the euro during the three months ended March 31, 2025. The increase in financing expenses, net also resulted from an increase in interest expenses in connection with the Company’s debentures.

●	Taxes on income were approximately €1.6 million for the three months ended March 31, 2026, compared to a tax benefit of approximately €0.9 million for the three months ended March 31, 2025. The change is primarily attributable to deferred tax liability relating to the differences between the carrying amounts of the Texas solar facilities that were placed in service and their tax bases, as well as relating to the investment in Ellomay Luzon Energy, in light of the disposal of the investment in May 2026, subsequent to the balance sheet date.

●	Loss from continuing operations was approximately €12.5 million for the three months ended March 31, 2026, compared to profit from continuing operations of approximately €5.6 million for the three months ended March 31, 2025.

●	Profit from discontinued operations was approximately €0.3 million for the three months ended March 31, 2026, compared to approximately €1.2 million for the three months ended March 31, 2025. As noted above, the profit from discontinued operations reflects the Company’s share of profits of Ellomay Luzon Energy, an equity accounted investee that was sold on May 10, 2026. The decrease in the Company’s share of profits of equity accounted investee was mainly attributable to increased financing expenses recorded by Dorad Energy Ltd. (“Dorad”) due to the impact of the USD/NIS exchange rate fluctuations on deposits in USD and forward contracts and the reduced demand for electricity.

●	Loss for the three months ended March 31, 2026 was approximately €12.2 million, compared to a profit of approximately €6.8 million for the three months ended March 31, 2025.

●	Total other comprehensive income was approximately €5.9 million for the three months ended March 31, 2026, compared to total other comprehensive loss of approximately €4.9 million in the three months ended March 31, 2025. The change in total other comprehensive income (loss) primarily resulted from foreign currency translation adjustments due to the change in the NIS/euro exchange rate and from changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol solar plant (the “Talasol PPA”). The Talasol PPA experienced a high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows.

●	Total comprehensive loss was approximately €6.3 million for the three months ended March 31, 2026, compared to total comprehensive income of approximately €1.9 million for the three months ended March 31, 2025.

●	EBITDA was approximately €2.1 million for the three months ended March 31, 2026, compared to approximately €2.9 million for the three months ended March 31, 2025.

●	Net cash used in operating activities was approximately €1.9 million for the three months ended March 31, 2026, compared to net cash generated from operating activities of approximately €0.3 million for the three months ended March 31, 2025. The change in net cash used in operating activities mainly resulted from lower income due to relatively low electricity prices and increased insurance and consultancy expenses.

CEO Review for First Quarter of 2026

In the first quarter of 2026, the Company’s revenues amounted to approximately €8.7 million, compared to revenues of approximately €8.9 million in the corresponding quarter last year. The decline in revenues was primarily attributable to low, and at times negative, electricity prices in Spain and Italy during the first quarter of 2026. The revaluation of the NIS against the euro resulted in finance expenses of approximately €4.8 million in the first quarter of 2026, compared to finance income of approximately €10.6 million resulting from the appreciation of the euro against the NIS in the corresponding quarter last year.

During the first quarter of 2026, an agreement was signed for the sale of the Company’s 50% interest in Ellomay Luzon Energy Infrastructures Ltd., which holds a 33.75% interest in Dorad Energy Ltd., based on a Dorad valuation of NIS 4.4 billion. The transaction was completed in May 2026, and the Company received consideration of approximately NIS 560 million, a price reflecting a significant gain on the investment.

In Italy – 38 MW solar (51% owned in partnership with Clal) are fully operating. The construction work on additional 160 MW solar (51% owned in partnership with Clal) has begun and construction is progressing as planned and is expected to be finished by the end of 2026. The remainder of the portfolio developed by the Company (100% owned) is approximately 264 MW solar, of which 210 MW have reached RTB status as of the date hereof and the rest are expected to receive permits in the near future. These 264 MW are scheduled to begin construction in the last quarter of 2026. Out of 210 MW that are RTB, approximately 100 MW (2 projects) won the FER X tender that guarantees a 20-year electricity sale contract at high prices. The Company signed a power purchase agreement (“PPA”) with a leading European entity for the operating projects with an aggregate capacity of 38 MW and the Company intends to continue to execute PPAs for the remainder of the portfolio. The Company is examining the establishment of battery-based electricity storage facilities in northern Italy. As part of this review, a non-binding offer has been signed for the acquisition of a license for a 50 MW / peak per hour facility with 4 hours of storage, and the possibility of acquiring an additional license for a 100 MW / peak per hour facility with 4 hours of storage is also being considered.

In the USA – the construction of the first 4 projects (49 MW) has been completed, three of them were connected to the grid at the end of the first half of 2025 and the fourth project is currently being connected. The Company is constructing the Hillsboro project (14 MW solar), whose expected to complete construction and connection to the grid in September 2026. The Company is planning the construction of two additional projects of 14 MW each that will fall within the current tax benefit framework. There is a possibility of including two additional projects in the same area in the portfolio. The regulatory changes and the uncertainty regarding tariff rates do not allow the Company to provide a forecast beyond what has been said, but the assumption is that the Company will find a way to continue developing and increasing the portfolio in the near future.

In the Netherlands – the license to increase production at the GGOT facility was received. Licenses to increase production at the two additional facilities are in advanced stages. The new regulation for the obligation to blend green gas with fossil gas will commence according to the law in January 2027 (a delay of one year), but the targets for the first year have increased. Agreements have been signed for the sale of green certificates issued under the new regulation at a price of approximately €1 per certificate. The blending obligation is expected to significantly increase the profitability of operations in the Netherlands at current production capacity. Following receipt of the licenses to increase production capacities the Company plans to increase the production capacity from 16 million cubic meters of gas per year to around 24 million cubic meters of gas per year in the existing facilities. This increase is expected to lead to material increases in revenues and profits.

In Israel – at the end of December 2025, tunneling works resumed at the Manara pumped storage project. The tunneling works are progressing well at present. However, works on the upper and lower reservoir sites have halted due to the ongoing war-related events in northern Israel. These works are expected to resume shortly, subject to security conditions. The Company is in negotiations with the Israeli Electricity Authority for compensation for delays and war damage to the Manara project.

In Spain – the Company is operating the existing solar portfolio (335 MWh). The development activity in Spain focuses on energy storage in batteries, whereby the process for obtaining license for Ellomay Solar (28 MWp for two hours of battery storage) is in advanced stages and is expected to be received in the coming months. In addition, the Company is advancing a battery storage project for Talasol (210 MWp with 2 hours of storage). The high volatility in electricity prices in Spain stems from an excess of renewable energy during the transition seasons and causes damage to the stability of the grid. The solution to this problem is a significant increase in storage capacity, which is currently at very low levels in Spain.

Use of Non-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 16 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are currently in the test run phase prior to commercial operation and 14 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position

	March 31,	December 31,	March 31,
	2026	2025	2026
	Unaudited	Audited	Unaudited
	€in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	83,697	87,614	96,152
Restricted cash	20,458	656	23,502
Intangible asset from green certificates	501	29	576
Trade and revenue receivables	8,460	7,236	9,719
Other receivables	14,479	14,918	16,634
Derivatives asset short-term	4,873	3,743	5,598
Assets of disposal groups classified as held for sale	61,633	-	70,805
	194,101	114,196	222,986
Non-current assets
Investment in equity accounted investee	-	59,542	-
Fixed assets	585,436	566,876	672,558
Right-of-use asset	45,223	44,386	51,953
Restricted cash and deposits	15,987	16,071	18,366
Deferred tax	11,465	11,914	13,171
Long-term receivables	18,811	18,097	21,610
Derivatives	14,392	12,433	16,534
	691,314	729,319	794,192

Total assets	885,415	843,515	1,017,178

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	23,354	17,235	26,829
Current maturities of other long-term loans	14,939	3,666	17,162
Current maturities of debentures	66,743	39,803	76,675
Trade payables	5,371	6,719	6,170
Other payables	20,971	17,145	24,089
Derivatives	463	675	532
Current maturities of lease liabilities	920	844	1,057
Warrants	5,618	5,929	6,454
	138,379	92,016	158,968
Non-current liabilities
Long-term lease liabilities	36,271	35,491	41,670
Long-term bank loans	299,530	272,388	344,105
Other long-term loans	61,810	58,457	71,008
Debentures	176,739	209,374	203,040
Deferred tax	5,354	3,170	6,151
Other long-term liabilities	8,465	6,179	9,725
Derivatives	-	1,300	-
	588,169	586,359	675,699
Total liabilities	726,547	678,375	834,667

Equity
Share capital	28,008	28,002	32,176
Share premium	96,603	96,585	110,979
Treasury shares	(1,736)	(1,736)	(1,994)
Transaction reserve with non-controlling Interests	14,763	14,757	16,960
Reserves	20,884	16,674	23,993
Accumulated deficit	(24,137)	(13,694)	(27,729)
Total equity attributed to shareholders of the Company	134,385	140,588	154,385
Non-controlling interest	24,483	24,552	28,126
Total equity	158,868	165,140	182,511
Total liabilities and equity	885,415	843,515	1,017,178

*	Convenience translation into US$ (exchange rate as at March 31, 2026: euro 1 = US$ 1.149)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2026	2025	2025	2026
	Unaudited		Audited	Unaudited
	€in thousands (except per share data)			Convenience Translation into US$*
Revenues	8,665	8,860	42,827	9,954
Operating expenses	(5,077)	(4,627)	(19,408)	(5,833)
Depreciation and amortization expenses	(4,516)	(4,238)	(16,481)	(5,188)
Gross profit (loss)	(928)	(5)	6,938	(1,067)

Project development costs	(375)	(1,045)	(2,649)	(431)
General and administrative expenses	(2,475)	(1,662)	(6,369)	(2,843)
Other income	1,080	198	3,599	1,241
Operating profit (loss)	(2,698)	(2,514)	1,519	(3,100)

Financing income	616	11,483	2,876	708
Financing income (expenses) in connection with derivatives and warrants, net	493	(376)	(3,917)	566
Financing expenses in connection with project finance	(1,430)	(1,375)	(6,612)	(1,643)
Financing expenses in connection with debentures	(3,951)	(1,741)	(8,316)	(4,539)
Interest expenses on minority shareholder loan	(735)	(476)	(2,047)	(844)
Other financing expenses	(3,213)	(294)	(9,342)	(3,691)
Financing income (expenses), net	(8,220)	7,221	(27,358)	(9,443)
Profit (loss) before taxes on income	(10,918)	4,707	(25,839)	(12,543)
Tax benefit (taxes on income)	(1,600)	922	2,528	(1,838)
Profit (loss) from continuing operations	(12,518)	5,629	(23,311)	(14,381)
Profit from discontinued operation (net of tax)	298	1,189	16,930	342
Profit (loss) for the period	(12,220)	6,818	(6,381)	(14,039)
Profit (loss) attributable to:
Owners of the Company	(10,443)	7,994	(2,133)	(11,996)
Non-controlling interests	(1,777)	(1,176)	(4,248)	(2,043)
Profit (loss) for the period	(12,220)	6,818	(6,381)	(14,039)

Other comprehensive income (loss) items
That after initial recognition in comprehensive income were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	2,502	(9,538)	2,517	2,874
Effective portion of change in fair value of cash flow hedges	4,084	4,264	2,546	4,691
Net change in fair value of cash flow hedges transferred to profit or loss	(668)	337	(2,734)	(768)
Total other comprehensive income (loss)	5,918	(4,937)	2,329	6,797

Total other comprehensive income (loss) attributable to:
Owners of the Company	4,210	(6,957)	2,336	4,836
Non-controlling interests	1,708	2,020	(7)	1,961
Total other comprehensive income (loss)	5,918	(4,937)	2,329	6,797
Total comprehensive income (loss) for the period	(6,302)	1,881	(4,052)	(7,242)

Total comprehensive income (loss) for the period attributable to:
Owners of the Company	(6,233)	1,037	203	(7,160)
Non-controlling interests	(69)	844	(4,255)	(82)
Total comprehensive income (loss) for the period	(6,302)	1,881	(4,052)	(7,242)

*	Convenience translation into US$ (exchange rate as at March 31, 2026: euro 1 = US$ 1.149)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss) (cont’d)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2026	2025	2025	2026
	Unaudited		Audited	Unaudited
	€in thousands (except per share data)			Convenience Translation into US$*

Basic profit (loss) per share	(0.76)	0.62	(0.16)	(0.87)
Diluted profit (loss) per share	(0.76)	0.62	(0.16)	(0.87)

Basic profit (loss) per share continuing operations	(0.78)	0.53	(1.44)	(0.89)
Diluted profit (loss) per share continuing operations	(0.78)	0.53	(1.44)	(0.89)

Basic profit per share discontinued operation	0.02	0.09	1.28	0.02
Diluted profit per share discontinued operation	0.02	0.09	1.28	0.02

*	Convenience translation into US$ (exchange rate as at March 31, 2026: euro 1 = US$ 1.149)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging reserve	Transaction reserve with non-controlling interests	Total	Non- controlling interests	Total Equity
	€in thousands
For the three months ended March 31, 2026 (unaudited):
Balance as at January 1, 2026	28,002	96,585	(13,694)	(1,736)	10,935	5,739	14,757	140,588	24,552	165,140
Loss for the period	-	-	(10,443)	-	-	-	-	(10,443)	(1,777)	(12,220)
Other comprehensive income for the period	-	-	-	-	2,412	1,798	-	4,210	1,708	5,918
Total comprehensive income (loss) for the period	-	-	(10,443)	-	2,412	1,798	0	(6,233)	(69)	(6,302)
Transactions with owners of the Company, recognized directly in equity:
Proceeds from transactions with non-controlling interests	-	-	-	-	-	-	6	6	-	6
Options exercise	6	18	-	-	-	-	-	24	-	24
Balance as at March 31, 2026	28,008	96,603	(24,137)	(1,736)	13,347	7,537	14,763	134,385	24,483	158,868

For the three months
ended March 31, 2025 (unaudited):
Balance as at January 1, 2025	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285
Loss for the period	-	-	7,994	-	-	-	-	7,994	(1,176)	6,818
Other comprehensive income (loss) for the period	-	-	-	-	(9,329)	2,372	-	(6,957)	2,020	(4,937)
Total comprehensive income (loss) for the period	-	-	7,994	-	(9,329)	2,372	-	1,037	844	1,881
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	4	-	-	-	-	-	4	-	4
Balance as at March 31, 2025	25,613	86,275	(3,567)	(1,736)	(883)	8,264	5,697	119,663	11,507	131,170

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging reserve	Transaction reserve with non-controlling interests	Total	Non- controlling interests	Total Equity
	€ in thousands
For the year ended December 31, 2025 (audited):
Balance as at January 1, 2025	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285
Loss for the year	-	-	(2,133)	-	-	-	-	(2,133)	(4,248)	(6,381)
Other comprehensive income (loss) for the year	-	-	-	-	2,489	(153)	-	2,336	(7)	2,329
Total comprehensive income (loss) for the year	-	-	(2,133)	-	2,489	(153)	-	203	(4,255)	(4,052)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	9,060	9,060	16,997	26,057
Options exercise	7	17	-	-	-	-	-	24	-	24
Issuance of ordinary shares	2,382	10,281	-	-	-	-	-	12,663	-	12,663
Issuance of capital note to non-controlling interests	-	-	-	-	-	-	-	-	1,147	1,147
Share-based payments	-	16	-	-	-	-	-	16	-	16
Balance as at December 31, 2025	28,002	96,585	(13,694)	(1,736)	10,935	5,739	14,757	140,588	24,552	165,140

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging reserve	Transaction reserve with non-controlling interests	Total	Non- controlling interests	Total Equity
	Convenience translation into US$ (exchange rate as at March 31, 2026: euro 1 = US$ 1.149)
For the three months ended March 31, 2026 (unaudited):
Balance as at January 1, 2026	32,169	110,958	(15,733)	(1,994)	12,563	6,594	16,953	161,510	28,208	189,717
Loss for the period	-	-	(11,996)	-	-	-	-	(11,996)	(2,043)	(14,039)
Other comprehensive income for the period	-	-	-	-	2,771	2,065	-	4,836	1,961	6,797
Total comprehensive income (loss) for the period	-	-	(11,996)	-	2,771	2,065	-	(7,160)	(82)	(7,242)
Transactions with owners of the Company, recognized directly in equity:
Proceeds from transactions with non-controlling interests	-	-	-	-	-	-	7	7	-	7
Options exercise	7	21	-	-	-	-	-	28	-	28
Balance as at March 31, 2026	32,176	110,979	(27,729)	(1,994)	15,334	8,659	16,960	154,385	28,126	182,511

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2026	2025	2025	2026
	Unaudited		Audited	Unaudited
	€ in thousands			Convenience Translation into US$*
Cash flows generated from operating activities
Profit (loss) for the period	(12,220)	6,818	(6,381)	(14,039)
Adjustments for:
Financing expenses (income), net	8,220	(7,221)	27,358	9,442
Loss from settlement of derivatives contract	-	-	424	-
Depreciation and amortization expenses	4,515	4,238	16,481	5,187
Share-based payment transactions	-	4	16	-
Profit from discontinued operation (net of tax)	(298)	(1,189)	(16,930)	(342)
Change in trade receivables and other receivables	(3,811)	6,178	5,883	(4,378)
Change in other assets	-	(496)	(713)	-
Change in trade payables	(100)	1,267	551	(115)
Change in other payables	3,275	(5,358)	(5,832)	3,762
Tax benefit	1,600	(922)	(2,528)	1,838
Income taxes paid	(605)	-	(583)	(695)
Interest received	709	351	2,160	813
Interest paid	(3,229)	(3,408)	(17,470)	(3,709)
	10,276	(6,556)	8,817	11,803
Net cash generated from (used in) operating activities	(1,944)	262	2,436	(2,236)

Cash flows generated from investing activities
Acquisition of fixed assets	(11,215)	(18,550)	(97,828)	(12,884)
Interest paid capitalized to fixed assets	(974)	(876)	(4,052)	(1,119)
Advances on account of investments	-	-	547	-
Proceed from (investment in) restricted cash, net	(19,726)	1,307	1,584	(22,662)
Proceeds from investment in short-term deposits	-	(39,132)	-	-
Net cash used in investing activities	(31,915)	(57,251)	(99,749)	(36,665)

Cash flows generated from financing activities
Proceeds from exercise of warrants	-	-	24	-
Cost associated with long-term loans	(703)	(658)	(4,575)	(808)
Proceeds from issuance of shares	-	-	12,663	-
Options exercise	24	-	-	28
Proceeds from transactions with non-controlling interests	6	-	-	7
Proceeds from minority partners in the Italian solar portfolio	-	-	51,458	-
Payment of principal of lease liabilities	(306)	(372)	(1,548)	(352)
Proceeds from short-term loans	17,453	-	-	20,050
Proceeds from long-term loans	27,808	306	51,681	31,947
Repayment of long-term loans	(1,810)	(1,792)	(35,414)	(2,079)
Repayment of debentures	(15,314)	-	(35,691)	(17,593)
Proceeds from issuance of debentures, net	-	56,729	91,181	-
Proceeds from the sale of tax credits	3,981	-	10,160	4,573
Proceeds from issuance of warrants	-	-	475	-
Net cash generated from financing activities	31,139	54,213	140,414	35,773

Effect of exchange rate fluctuations on cash and cash equivalents	(1,197)	(3,210)	3,379	(1,374)
Increase (decrease) in cash and cash equivalents	(3,917)	(5,986)	46,480	(4,500)
Cash and cash equivalents at the beginning of year	87,614	41,134	41,134	100,652
Cash and cash equivalents at the end of the period	83,697	35,148	87,614	96,152

*	Convenience translation into US$ (exchange rate as at March 31, 2026: euro 1 = US$ 1.149)

Ellomay Capital Ltd. and its Subsidiaries

Operating Segments

	Italy	Spain			USA	Netherlands	Israel		Total
		Subsidized	28 MV						reportable		Total
	Solar	Plants	Solar	Talasol	Solar	Biogas	Dorad[1]	Manara	segments	Reconciliations	consolidated
	For the three months ended March 31, 2026
	€ in thousands
Revenues	773	776	143	2,683	268	4,022	15,195	-	23,860	(15,195)	8,665
Operating expenses	(171)	(114)	(172)	(993)	(74)	(3,552)	(11,732)	-	(16,808)	11,731	(5,077)
Depreciation expenses	(447)	(230)	(253)	(2,899)	(402)	(261)	(1,454)	-	(5,946)	1,430	(4,516)
Gross profit (loss)	155	432	(282)	(1,209)	(208)	209	2,009	-	1,106	(2,034)	(928)

Project development costs											(375)
General and administrative expenses											(2,475)
Other income, net											1,080
Operating profit											(2,698)
Financing income											616
Financing income in connection with derivatives and warrants, net											493
Financing expenses in connection with projects finance											(1,430)
Financing expenses in connection with debentures											(3,951)
Interest expenses on minority shareholder loan											(735)
Other financing expenses											(3,213)
Financing expenses, net											(8,220)
Loss before taxes on income											(10,918)
Taxes on income											(1,600)
Loss from continuing operations											(12,518)
Profit from discontinued operation (net of tax)											298

Segment assets as at March 31, 2026	206,827	13,134	18,019	210,883	82,786	32,488	109,336	212,155	885,628	(213)	885,415

[1]	Asset held for sale in connection with sale of Ellomay Luzon Energy.

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2026	2025	2025	2026
	€ in thousands			Convenience Translation into US$*
Net profit (loss) for the period	(12,220)	6,818	(6,381)	(14,039)
Financing expenses (income), net	8,220	(7,221)	27,358	9,443
Taxes on income (tax benefit)	1,600	(922)	(2,528)	1,838
Depreciation and amortization expenses	4,516	4,238	16,481	5,188
EBITDA	2,116	2,913	34,930	2,430

*	Convenience translation into US$ (exchange rate as at March 31, 2026: euro 1 = US$ 1.149)

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series C, Series D, Series E, Series F and Series G Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 4.A and 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission dated April 30, 2026, and below.

Net Financial Debt

As of March 31, 2026, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €165.2 million (consisting of approximately €405.22 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €248.93 million in connection with (i) the Series D Convertible Debentures issuance (in February 2021), (ii) the Series E Secured Debentures issuance (in February 2023), (iii) the Series F Debentures issuance (in January, April, August and November 2024) and (iv) the Series G Debentures issuance (in February and December 2025)), net of approximately €83.7 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €405.24 million of project finance and related hedging transactions of the Company’s subsidiaries).

[2]	The amount of short-term and long-term debt from banks and other interest-bearing financial obligations provided above, includes an amount of approximately €5.5 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

[3]	The amount of the debentures provided above includes an amount of approximately €3.9 million associated costs, which was capitalized and discount or premium and therefore offset from the debentures amount that is recorded in the Company’s balance sheet. This amount also includes the accrued interest as at March 31, 2026 in the amount of approximately €1.5 million.

[4]	The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of March 31, 2026, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €145.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 53.2%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA5 was 4.8.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended March 31, 2026:

For the four-quarter period ended March 31, 2026
Unaudited
€ in thousands
Loss for the period	(25,419)
Financing expenses, net	42,799
Tax benefit	(6)
Depreciation and amortization expenses	16,759
Share based payments	12
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[6]	187
Adjusted EBITDA as defined the Series D Deed of Trust	34,332

[5]	The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[6]	The adjustment is based on the results of solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding March 31, 2026.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series F Debenture Holders

The Deed of Trust governing the Company’s Series F Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series F Deed of Trust is a cause for immediate repayment. As of March 31, 2026, the Company was in compliance with the financial covenants set forth in the Series F Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series F Deed of Trust) was approximately €144.8 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 53.4%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 4.8.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series F Deed of Trust) for the four-quarter period ended March 31, 2026:

For the four-quarter period ended March 31, 2026
Unaudited
€ in thousands
Loss for the period	(25,419)
Financing expenses, net	42,799
Tax benefit	(6)
Depreciation and amortization expenses	16,759
Share based payments	12
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[8]	187
Adjusted EBITDA as defined the Series F Deed of Trust	34,332

[7]	The term “Adjusted EBITDA” is defined in the Series F Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series F Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series F Deed of Trust). The Series F Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series F Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[8]	The adjustment is based on the results of solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding March 31, 2026.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series G Debenture Holders

The Deed of Trust governing the Company’s Series G Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series G Deed of Trust is a cause for immediate repayment. As of March 31, 2026, the Company was in compliance with the financial covenants set forth in the Series G Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series G Deed of Trust) was approximately €144.8 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 53.4%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA9 was 4.8.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series G Deed of Trust) for the four-quarter period ended March 31, 2026:

For the four-quarter period ended March 31, 2026
Unaudited
€ in thousands
Loss for the period	(25,419)
Financing expenses, net	42,799
Tax benefit	(6)
Depreciation and amortization expenses	16,759
Share based payments	12
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[10]	187
Adjusted EBITDA as defined the Series G Deed of Trust	34,332

[9]	The term “Adjusted EBITDA” is defined in the Series G Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series G Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series G Deed of Trust). The Series G Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series G Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[10]	The adjustment is based on the results of solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding March 31, 2026.